                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          FIBERNET TELECOM GROUP, INC.
                                (NAME OF ISSUER)
                    Common Shares, par value $0.001 per share
                         (TITLE OF CLASS OF SECURITIES)
                                    315653105
                                 (CUSIP NUMBER)

                         Toronto Dominion (Texas), Inc.
                             909 Fannin, Suite 1700
                              Houston, Texas 77010


                                 with a copy to:

                                 John Toufanian
                                Latham & Watkins
                                885 Third Avenue
                            New York, New York 10022
                                 (212) 906-1200

       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                              October 30, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Toronto Dominion (Texas), Inc.

--------------------------------------------------------------------------------

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [X]
                                                                         (b) [ ]

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3      SEC USE ONLY

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4      SOURCE OF FUNDS
       OO (See Item 3)

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5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS

       IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

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6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

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                    7     SOLE VOTING POWER

                          85,219,943 (See Item 5)

  NUMBER OF         ------------------------------------------------------------
   SHARES
BENEFICIALLY        8     SHARED VOTING POWER
  OWNED BY
    EACH                  505,714,285 (See Item 5)
  REPORTING         ------------------------------------------------------------
   PERSON
    WITH            9     SOLE DISPOSITIVE POWER

                          85,219,943 (See Item 5)

                    ------------------------------------------------------------

                    10    SHARED DISPOSITIVE POWER

                          590,000,000

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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       85,219,943 (See Item 5)

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12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                               [ ]

--------------------------------------------------------------------------------

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       8.5%

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14     TYPE OF REPORTING PERSON*

       CO

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1 SECURITY AND ISSUER.

      This statement relates to common shares, par value $.001 per common share (the "Common Stock"), of FiberNet Telecom Group, Inc., a Delaware corporation (NASDAQ SC:FTGX) ("FiberNet"). FiberNet has its principal executive offices at 570 Lexington Avenue, 3rd Floor, New York, New York 10022.

ITEM 2 IDENTITY AND BACKGROUND.

      (a) This statement is filed by Toronto Dominion (Texas), Inc. (the "Reporting Person"). The Reporting Person is organized under the laws of the state of Delaware.

      (b) The principal business of the Reporting Person is set forth on
Schedule 1. The name, business address and principal occupation or employment of the executive officers, directors, controlling persons and trustees, as applicable of the Reporting Person and each corporation and other person ultimately in control of the Reporting Person is set forth on Schedule 1.

      (c) No person described in Item 2(b) nor, to the best knowledge of the Reporting Person, any person listed on Schedule 1 during the past five years has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

      (d) No person described in Item 2(b) nor, to the best knowledge of the Reporting Person, any person listed on Schedule 1 during the last five years has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (e) Except as set forth on Schedule 1, each person listed on Schedule 1 is a U.S. citizen.

ITEM 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Pursuant to a Purchase Agreement dated October 30, 2002 ("October Purchase Agreement"), between FiberNet, the Reporting Person, Deutsche Bank AG New York Branch ("Deutsche Bank"), Wachovia Investors, Inc. ("Wachovia"), Bank One, N.A. ("Bank One"), Nortel Networks Inc. ("Nortel") and IBM Credit Corporation ("IBM" and together with the Reporting Person, Deutsche Bank, Wachovia, Bank One, and Nortel the "Bank Lenders"), each Bank Lender purchased from FiberNet, and FiberNet sold to such Bank Lender, upon the terms and subject to the conditions set forth therein, the total number of shares of Common Stock set forth below next to such Bank Lender's name under the heading "Shares Purchased," and immediately exercisable warrants to acquire that number of shares of Common Stock set forth below next to such Bank Lender's name under the heading "Warrants," in exchange for the conversion of that amount of principal indebtedness under the Credit Agreement (defined below) set forth below opposite such Bank Lender's name under the heading "Purchase Price."

                                 SHARES                           PURCHASE
REPORTING PERSON                PURCHASED        WARRANTS           PRICE
----------------                ---------        --------           -----
Deutsche Bank AG New York
Branch                         120,476,190      30,119,048      $18,071,428.57


Wachovia Investors, Inc.       110,000,000      27,500,000      $16,500,000.00

Bank One, N.A                   41,904,762      10,476,190      $ 6,285,714.29


IBM Credit Corporation          41,904,762      10,476,190      $ 6,285,714.29


Toronto Dominion (Texas),
Inc.                            62,857,143      15,714,286      $ 9,428,571.43


      Pursuant to a Purchase Agreement dated November 11, 2002 ("November Purchase Agreement" and together with the October Purchase Agreement, the "Purchase Agreements"), between FiberNet, the Reporting Person and each other Bank Lender, each Bank Lender purchased from FiberNet, and FiberNet sold to such Bank Lender, upon the terms and subject to the conditions set forth therein, the total number of shares of Common Stock set forth below next to such Bank Lender's name under the heading "Shares Purchased," and immediately exercisable warrants to acquire that number of shares of Common Stock set forth below next to such Bank Lender's name under the heading "Warrants," in exchange for the conversion of that amount of accrued interest under the Credit Agreement (defined below) set forth below opposite such Bank Lender's name under the heading "Purchase Price."

                                SHARES        PURCHASE
NAME OF INVESTOR               PURCHASED      WARRANTS          PRICE
----------------               ---------      --------          -----
Deutsche Bank AG New York
Branch                         5,476,190      5,476,190      $547,619.05


Wachovia Investors, Inc.       5,000,000      5,000,000      $500,000.00

Bank One, N.A                  1,904,762      1,904,762      $190,476.19

IBM Credit Corporation         1,904,762      1,904,762      $190,476.19


Nortel Networks Inc.           2,857,143      2,857,143      $285,714.29

Toronto Dominion (Texas),
Inc.                           2,857,143      2,857,143      $285,714.29

      The indebtedness and accrued interest converted pursuant to the Purchase Agreements was indebtedness and accrued interest under FiberNet's Amended and Restated Credit Agreement, dated as of February 9, 2001 (as amended, supplemented, amended and restated or otherwise modified from time to time prior to the date hereof, the "Credit Agreement"), among FiberNet Operations, Inc., Devnet, L.L.C., the financial institutions from time to time parties thereto as lenders, Deutsche Bank AG New York Branch, as administrative agent, Toronto Dominion (USA) Securities Inc., as syndication agent, and Wachovia Investors, Inc., as documentation agent.

      In addition to the foregoing acquisition, in consideration of prior amendments to and waivers of the terms of the Credit Agreement, (a) Deutsche Bank acquired immediately exercisable warrants to purchase an aggregate of 709,227 shares of Common Stock; (b) the Reporting Person acquired warrants to purchase an aggregate of 934,229 shares of Common Stock.; (c) Wachovia acquired immediately exercisable warrants to purchase an aggregate of 566,666 shares of Common Stock; (d) First Chicago Investment Corporation, an affiliate of Bank One, acquired immediately exercisable warrants to purchase an aggregate of 233,129 shares of Common Stock; and (e) IBM acquired immediately exercisable warrants to purchase an aggregate of 75,000 shares of Common Stock.

ITEM 4   PURPOSE OF TRANSACTION.

      Each Bank Lender executed the Purchase Agreements, and acquired shares of Common Stock and warrants thereunder, in connection with the conversion of an aggregate principal amount of $66,000,000 of principal indebtedness and $2,000,000 of accrued interest under the Credit Agreement. In connection with the execution of the Purchase Agreements, each Bank Lender entered into an Investor's Rights Agreement, dated October 31, 2002, as amended and restated by the First Amended and Restated Investor's Rights Agreement, dated November 11, 2002, pursuant to which FiberNet granted to each Bank Lender certain registration and preemptive rights, and each Bank Lender consented to certain transfer restrictions on the shares of Common Stock and warrants issued pursuant to the Purchase Agreements and shares of Common Stock issuable upon exercise of such warrants. In connection with the execution of the Purchase Agreements, FiberNet and each Bank Lender (other than Nortel) entered into a Stockholders Agreement, dated October 31, 2002, as amended and restated by the First Amended and Restated Stockholders Agreement, dated November 11, 2002, pursuant to which the parties thereto agreed to take certain actions to (a) cause two individuals approved by certain Bank Lenders to be elected to FiberNet's board of directors and (b) change the number of directors constituting the entire board of directors of FiberNet upon the request of certain Bank Lenders. The complete text of the Stockholders Agreement and Investor's Rights Agreement (each as amended and restated on November 11, 2002) is included in the exhibits hereto and incorporated herein by reference.

ITEM 5   INTEREST IN SECURITIES OF THE ISSUER.

            (a) Pursuant to the terms of the Purchase Agreements, the Reporting Person acquired an aggregate of 65,714,286 shares of Common Stock, and warrants to purchase an aggregate of 18,571,429 shares of Common Stock. Together with the warrant to purchase 934,229 shares of Common Stock described in Item 3 such securities represent all of the equity securities of FiberNet held directly by the Reporting Person. Pursuant to information provided by FiberNet, such securities represent approximately 8.5% of the fully diluted number of issued and outstanding shares of FiberNet.

            (b) Pursuant to the Shareholders Agreement (as amended and restated on November 11, 2002), the Reporting Person shares voting power with respect to the shares of Common Stock received by each Bank Lender (other than Nortel) pursuant to the Purchase Agreements and upon exercise of the warrants received by each such entity pursuant to the Purchase Agreements. Pursuant to the terms of the Investor's Rights Agreement (as amended and restated on November 11, 2002), each Bank Lender has agreed to certain transfer restrictions on the shares of Common Stock received it pursuant to the Purchase Agreements and upon exercise of the warrants received by it pursuant to the Purchase Agreements. The complete text of the Stockholders Agreement and Investor's Rights Agreement (each as amended and restated on November 11, 2002) is included in the exhibits hereto and is incorporated herein by reference.

            (c)   not applicable.

            (d)   not applicable.

            (e)   not applicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Except as otherwise disclosed, there are no contracts, arrangements, understandings or relationships with respect to securities of FiberNet. For the complete text of each contract, arrangement, understanding and relationship with respect to securities of FiberNet see the Stockholders Agreement and Investor's Rights Agreement (each as amended and restated on November 11, 2002) attached hereto as exhibits. The text of each such agreement is incorporated herein by reference.

ITEM 7   MATERIAL TO BE FILED AS EXHIBITS.

      -     Purchase Agreement, dated October 30, 2002


      -     Purchase Agreement, dated November 11, 2002


      -     First Amended and Restated Stockholders Agreement, dated November
            11, 2002


      - First Amended and Restated Investor's Rights Agreement, dated November 11, 2002

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    TORONTO DOMINION (TEXAS), INC.

                                    By:    /s/ Jano Nixon
                                         -------------------------------------
                                    Name:  Jano Nixon
                                    Title: Vice President

                                   SCHEDULE 1

       EXECUTIVE OFFICERS, DIRECTORS, CONTROLLING PERSONS AND TRUSTEES OF
                       TORONTO DOMINION (TEXAS), INC. AND
       EACH PERSON ULTIMATELY IN CONTROL OF TORONTO DOMINION (TEXAS), INC.

            The principal business of Toronto Dominion (Texas), Inc. is providing financial services.

The following individuals are directors of Toronto Dominion (Texas), Inc.

NAME                  BUSINESS ADDRESS/ PRINCIPAL OCCUPATION OR EMPLOYMENT
----                  ----------------------------------------------------
Thomas Spencer        Vice Chair, The Toronto-Dominion Bank, 55 King
                      Street, TD Tower, Toronto, Ontario, Canada M5K 1A2

Vic Huebner           Managing Director, TD Securities (USA) Inc., 31
                      West 52nd Street, New York, NY 10019

Carole Clause         Vice President and Director, TD Securities (USA)
                      Inc., 909 Fannin Street, Houston, Texas 77010

Jano Nixon            Vice President, TD Securities (USA) Inc.

Warren Finlay         Vice President, TD Securities (USA) Inc.


      The following individuals are executive officers of Toronto Dominion (Texas), Inc.

NAME                  BUSINESS ADDRESS/ PRINCIPAL OCCUPATION OR EMPLOYMENT
----                  ----------------------------------------------------
Carole Clause         Chairman of the Board

                      The Toronto-Dominion Bank, 55 King Street, TD
                      Tower, Toronto, Ontario, Canada M5K 1A2

Warren Finlay         President

                      The Toronto-Dominion Bank, 55 King Street, TD
                      Tower, Toronto, Ontario, Canada M5K 1A2

Tracie Whitacre       Secretary/Treasurer

                      The Toronto-Dominion Bank, 55 King Street, TD Tower,

                                             Toronto, Ontario, Canada M5K 1A2



The following individuals are directors of the Toronto-Dominion Bank, the person ultimately in control of the Reporting Person.


NAME AND POSITION WITH OR
RELATIONSHIP OF THE TORONTO-
DOMINION BANK                                NAME AND ADDRESS OF EMPLOYER                 CITIZENSHIP
Mr. A. Charles Baillie                       The Toronto-Dominion Bank                    Canadian
Chairman & Chief Executive Officer           P.O. Box 1
                                             Toronto-Dominion Centre
                                             Toronto, Ontario
                                             M5K 1A2

Mr. W. Edmund Clark                          The Toronto-Dominion Bank                    Canadian
President & Chief Operating Officer          P.O. Box 1
                                             Toronto-Dominion Centre
                                             Toronto, Ontario
                                             M5K 1A2

Ms. Eleanor R. Clitheroe                     Corporate Director                           Canadian
Director                                     19 Lewes Crescent
                                             North York, Ontario
                                             M4N 3J1

Mr. Marshall A. Cohen, Q.C.                  Counsel                                      Canadian
Director                                     Cassels Brock & Blackwell
                                             Scotia Plaza, Suite 2100
                                             40 King Street West
                                             Toronto, Ontario
                                             M5H 3C2

Dr. Wendy K. Dobson                          Professor and Director                       Canadian
Director                                     Institute for International Business
                                             Joseph L. Rotman School of Management
                                             University of Toronto
                                             105 St. George Street
                                             Toronto, Ontario
                                             M5S 3E6

Darren Entwistle                             President and Chief Executive Officer        Canadian
Director                                     TELUS Corporation
                                             8th Floor, 555 Robson St.
                                             Vancouver, BC
                                             V6B 3K9

Mr. Henry H. Ketcham                         Chairman of the Board,                       U.S.
Director                                     President and Chief Executive Officer
                                             West Freser Timber Co. Ltd.
                                             1000-1100 Melville Street
                                             Vancouver, BC
                                             V6E 4A6

Mr. Pierre H. Lessard                        President & Chief Executive Officer         Canadian
Director                                     Metro Inc.
                                             11011, boul.Maurice-Duplessis
                                             Montreal, Quebec
                                             H1C 1V6

Mr. Brian F. MacNeill                        Chairman of the Board                        Canadian
Director                                     Petro-Canada
                                             C/o Enbridge Inc.
                                             30th Floor, 425 1st Street S.W.
                                             Calgary, Alberta
                                             T2F 3L8

Mr. Roger Phillips                           Corporate Director                           Canadian and
Director                                     C/o IPSCO Inc.                               British
                                             P.O. Box 1670
                                             Armour Road
                                             Regina, Saskatchewan
                                             S4P 3C7

Mr. Edward S. Rogers                         President & Chief Executive Officer          Canadian
Director                                     Rogers Communications Inc.
                                             333 Bloor Street East
                                             10th Floor
                                             Toronto, Ontario
                                             M4W 1G9

Ms. Helen K. Sinclair                        Chief Executive Officer                      Canadian
Director                                     BankWorks Trading Inc.
                                             20 Adelaide Street East, 8th Floor
                                             Toronto, Ontario
                                             M5C 2T6

Mr. Donald R. Sobey                          Chairman                                     Canadian
Director                                     Empire Company Limited
                                             115 King Street
                                             Stellarton, N.S.
                                             B0K 1S0

Dr. Michael D. Sopico                        Corporate Director                           Canadian
Director                                     2240 Chaneery Lane
                                             Oakville, Ontario
                                             L6J 6A3

Mr. John M. Thompson                         Corporate Director                           Canadian
Director                                     C/o IBM Corporation
                                             New Orchard Road
                                             Armonk, NY
                                             USA 10504

Mr. Richard M. Thomson                       c/o The Toronto-Dominion Bank                Canadian
Director, Former Chairman & CEO              P.O. Box 1
                                             Toronto-Dominion Centre
                                             Toronto, Ontario
                                             M5K 1A2


The following individuals are executive officers of The Toronto-Dominion Bank, the person ultimately in control of the Reporting Person.

                                             POSITION WITH OR RELATIONSHIP TO THE
NAME                                         TORONTO-DOMINION BANK                        CITIZENSHIP
Daniel A. Marinangeti                        Executive Vice President and                 Canadian
                                             Chief Financial Officer

Andrea S. Rosen                              Vice Chair                                   USA and Canadian

Thomas R. Spencer                            Vice Chair                                   Canadian

Fredric J. Tomczyk                           Vice Chair                                   Canadian

Donald A. Wright                             Deputy Chair                                 Canadian